Exhibit 99.1

Gridsum Receives NASDAQ Notices and Files Annual Report and Interim Report

BEIJING, January 7, 2019 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported that it has received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), dated January 2, 2019, notifying the Company that it was not in compliance with the requirements for continued listing under Nasdaq Listing Rule 5250(c)(2) because it did not file its report on Form 6-K containing an interim balance sheet and income statement for the six month period ended June 30, 2018 (“2018 Interim Report”), by December 31, 2018. As described in the letter, the failure to file the 2018 Interim Report qualified as a separate basis for delisting which the Nasdaq Hearings Panel (the “Panel”) would consider in connection with the Company’s listing, and allowing the Company to present its views with respect to the additional deficiency in a letter to the Panel no later than January 9, 2019.

Separately, on January 4, 2019, the Company received a letter from the Panel indicating that the Panel had granted the Company until the Company’s requested date of January 31, 2019 to regain compliance with its reporting obligations, and requesting that the Company provide the Panel with an update with respect to, among other things, the completion of the Company’s audit and filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), by no later than January 11, 2019.

The Company provided a response to both letters on January 7, 2019. Later on January 7, 2019, the Company filed both the 2017 Annual Report and the 2018 Interim Report with the SEC; therefore, the Company has now filed all periodic reports required under applicable SEC and Nasdaq regulations.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether a stay of delisting will be granted. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com